

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 27, 2017

Via E-mail
Sandeep Reddy
Chief Financial Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

> **Re:** **Guess?, Inc.**
> **Form 10-K for the Year Ended January 28, 2017**
> **Filed March 27, 2017**
> **File No. 001-11893**

Dear Mr. Reddy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining